Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding S.A. (“Itaú Unibanco”) informs to the market that it signed with Carrefour Comércio e Indústria Ltda. (“Carrefour Brasil”), on the date hereof, a Share Purchase and Sale Agreement governing the acquisition by Itaú Unibanco of 49% of Banco CSF S.A. (“Banco Carrefour”), for the amount of R$ 725 million, corresponding to a P/E (Price/Earnings) 2010 multiple of 11.6.

Banco Carrefour is the entity responsible for the offering and distribution, on an exclusive basis, of financial, insurance and pension products and services in the distribution channels of Carrefour Brasil operating under “Carrefour” banner in Brazil (i.e., 163 hypermarkets and supermarkets and the e-commerce channels), with a base of 7.7 million accounts and a credit portfolio (gross value) of R$2,254 million (as of December 31, 2010).

The conclusion of the transaction depends on the approval of the Central Bank of Brazil.

Itaú Unibanco expects, with the conclusion of this transaction with Carrefour Brasil, to enhance its operations in the consumer credit segment, taking into account the well-succeeded experiences of both groups in their respective fields in Brazil.

Itaú Unibanco reiterates with this transaction its compromise with the Brazilian market and with the creation of long term value for its stockholders.

São Paulo (SP), April 14, 2011.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer